SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period November 13, 2004 to November 16, 2004

Pengrowth Energy Trust

(Translation of Registrant’s Name Into English)

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
FORM 52-109FT2
FORM 52-109FT2
COMPUTERSHARE LETTER

DOCUMENTS FURNISHED HEREUNDER:

1.	Certification of Interim Filings — CEO
2.	Certification of Interim Filings — CFO
3.	Revised Notice of Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
November 16, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, JAMES S. KINNEAR Chairman, President and Chief Executive Officer of Pengrowth Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pengrowth Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED November 10, 2004.

“James S. Kinnear”
Signature

Chairman, President and Chief Executive Officer
Title

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT B. HODGINS, Chief Financial Officer of Pengrowth Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pengrowth Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED November 10, 2004.

“Robert B. Hodgins”
Signature

Chief Financial Officer
Title

530–8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

Revised

November 15, 2004

Alberta Securities Commission	British Columbia Securities Commission
The Manitoba Securities Commission	Office of the Administrator, New Brunswick
Securities Commission of Newfoundland	Nova Scotia Securities Commission
Ontario Securities Commission	Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec	Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders

We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1.	Meeting Type	Special Meeting
2.	Security Description of Voting Issue	Class A
Class B
3.	CUSIP Number	706902301
706902400
4.	ISIN Number	CA7069023017
CA7069024007
5.	Record Date	November 10, 2004
6.	Meeting Date	December 29, 2004
7.	Meeting Location	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”

Jodie Hansen
Assistant Corporate Trust Officer